EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Predecessor(1)									Successor

	Years Ended June 30,							Pro forma for the Year Ended	One Month Ended July 31,	Two Months Ended September 30,
	2003		2004		2005	2006	2007 (2)	June 30, 2007 (2)	2007 (2)	2007
	(amounts in thousands)

Earnings:
Pretax income (loss) from continuing operations	$8,188		$4,874		$(12,148)	$(225,042)	$(96,866)	$(89,586)	$196,388	$(7,081)
Fixed charges	40,191		43,778		49,409	55,837	58,644	43,183	3,497	7,391
Distributions received from unconsolidated partnerships	1,009		2,054		2,621	3,387	3,158	3,158	58	604
Less-equity in earnings of unconsolidated partnerships	1,744		2,181		2,613	(3,072)	(3,030)	(3,030)	(174)	(263)

Total earnings	$47,644		$48,525		$37,269	$(168,890)	$(38,094)	$(46,275)	$199,769	$651

Fixed Charges:
Interest expense	$37,738		$40,936		$45,558	$51,770	$53,660	$38,199	$3,004	$6,390
Interest factor of rental expense	2,453		2,842		3,851	4,067	4,984	4,984	493	1,001

Total fixed charges	$40,191		$43,778		$49,409	$55,837	$58,644	$43,183	$3,497	$7,391

Ratio of Earnings to Fixed Charges	1.2	x	1.1	x	—	—	—	—	—	—

The ratio of earnings to fixed charges is unaudited for all periods presented. For purpose of calculating this ratio, earnings consist of net income (loss) plus income taxes and fixed charges. Fixed charges consist of interest expense and the estimated portion of rental expense deemed a reasonable approximation of this interest factor. For the two months ended September 30, 2007 and the one month ended July 31, 2007 we had a deficiency of earnings to fixed charges of approximately $6.7 million and approximately $2.7 million, respectively. For the year ended June 30, 2007 on an actual and pro forma basis to give pro forma effect to the issuance of $15 million in principal amount of additional notes and the plan of reorganization as if they had been completed on July 1, 2006, we had a deficiency of earnings to fixed charges of approximately $79.2 million and $71.9 million, respectively. For the years ended June 30, 2006 and 2005 we had a deficiency of earnings to fixed charges of approximately $224.8 million and $12.1 million, respectively.
(1)	Upon Holdings’ and InSight’s emergence from chapter 11, we adopted fresh-start reporting in accordance with SOP 90-7. The provisions of fresh-start reporting require that we revalue our assets and liabilities to fair value, reestablish stockholders’ equity using the reorganized value established in connection with the plan of reorganization, and record any applicable reorganization value in excess of amounts allocable to identifiable assets as an intangible asset. The adoption of fresh-start reporting also results in our becoming a new entity for financial reporting purposes. Accordingly, our consolidated financial statements on or after August 1, 2007 are not comparable to our consolidated financial statements prior to that date.

(2)	The ratio of earnings to fixed charges excludes reorganization items, net of approximately $17.5 million of expense for the year ended June 30, 2007 on an actual and pro forma basis and approximately $199.0 million of income for the one month ended July 31, 2007, respectively.